Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
NERDY INC.
Nerdy Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
1.Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Certificate of Incorporation of the Corporation, as amended (the “Charter”).
2.This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.
3.Upon this Certificate of Amendment becoming effective, the first paragraph of Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
""Fourth: The total number of shares of stock which the Corporation is authorized to issue is 1,171,000,000 shares of stock, classified as (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), (ii) 1,000,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (iii) 150,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), and (iv) 20,000,000 shares of Class F common stock, par value $0.0001 per share (“Class F Common Stock”).
Upon the effectiveness of this Certificate of Amendment, each fifteen (15) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange on the last trading day immediately preceding the Effective Time, by (b) the fraction of one share owned by the stockholder. Each book entry or certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."
4.This Certificate of Amendment shall be effective as of 12:01 a.m. Eastern Time on August 19, 2026 (the “Effective Time”).
IN WITNESS WHEREOF, this Certificate of Amendment has been signed on behalf of the Corporation by its duly authorized officer effective this 14th day of August, 2026.
By: _________________________________
Name: Christopher Swenson
Title: Chief Legal Officer